New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

By Edgar

May 26, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: Pamela Long, Assistant Director

Mail Stop 4631

RE: New Energy Technologies, Inc. (the “Company”)--Registration Statement on Form S-1 (File No. 333-162417), filed on October 9, 2009 (the “Registration Statement”)

Dear Sir or Madam:

            On behalf of the Company, request is hereby made pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 3:30 pm on Friday, May 28, 2010, or as soon as practicable thereafter.

            In connection with the foregoing, we hereby acknowledge that:

  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

  The action of the Commission or the staff, acting by delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

New Energy Technologies, Inc.

By:       /s/ Meetesh V. Patel

Name:  Meetesh V. Patel

Title:    Chief Executive Officer and President